By EDGAR and Post	London
Freshfields Bruckhaus Deringer LLP
65 Fleet Street London EC4Y 1HS
T +44 20 7936 4000 (Switchboard)
+44 20 7716 4752 (Direct)
F +44 20 7108 4752
Ms Melissa C. Duru, Special Counsel	LDE No 23
Office of Mergers and Acquisitions	E doug.smith@freshfields.com
Securities and Exchange Commission	www.freshfields.com
100 F St., NE
Washington, D.C. 20549-0303	Doc ID
United States	LON32880608/8

Our Ref
157153-0006 /

20 October 2014

Dear Ms Duru:

Foster Wheeler AG
Schedule 14D-9 filed by Foster Wheeler AG
CIK# 0001130385

On behalf of our client, Foster Wheeler AG (“Foster Wheeler” or the “Company”), we submit this letter in response to the comments made by the Staff of the U.S. Securities and Exchange Commission by telephone on 15 October 2014 (as supplemented by a further telephone call on 16 October 2014) in respect of the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Foster Wheeler, on 7 October 2014 (the “14D-9”) in respect of the exchange offer by AMEC International BV to acquire all of the issued and to be issued shares of Foster Wheeler in exchange for consideration as set out in more detail in the 14D-9 (the “Offer”). Unless otherwise defined herein, capitalized terms used in this letter have the meanings ascribed thereto in the 14D-9. Page references below refer to the 14D-9.

Staff Comment

The Staff have asked that Foster Wheeler ensure that any non-GAAP financial information included in the 14D-9 is in compliance with Regulation G.

Response

Foster Wheeler respectfully acknowledges the Staff’s comment and understands that this comment relates to the projected Adjusted EBITDA of Foster Wheeler included on pages 77 -79 of the 14D-9 under the heading “Projected Financial Information”.(1) As set out in the

(1)  The projected Foster Wheeler financial information included in the disclosures relating to the background of the opinions of the Company’s financial advisors under the caption “Opinions of Financial Advisers” on page 41 et seq. are identical to or derived from (for example, in the form of EBITDA multiples) the projections which are grouped together on pages 77 — 79.

Freshfields Bruckhaus Deringer LLP is a limited liability partnership registered in England and Wales with registered number OC334789. It is authorised and regulated by the Solicitors Regulation Authority. For regulatory information (including information relating to the provision of insurance mediation services) please refer to www.freshfields.com/support/legalnotice.

A list of the members (and of the non-members who are designated as partners) of Freshfields Bruckhaus Deringer LLP and their qualifications is available for inspection at its registered office, 65 Fleet Street, London EC4Y 1HS. Any reference to a partner means a member, or a consultant or employee with equivalent standing and qualifications, of Freshfields Bruckhaus Deringer LLP or any of its affiliated firms or entities.

Abu Dhabi  Amsterdam  Bahrain  Beijing  Berlin  Brussels  Cologne  Dubai  Düsseldorf  Frankfurt am Main  Hamburg  Hanoi  Ho Chi Minh City  Hong Kong  London  Madrid  Milan  Moscow  Munich  New York  Paris  Rome  Shanghai  Singapore  Tokyo  Vienna  Washington

14D-9, in connection with AMEC’s due diligence investigation of the Company, in August 2013, Foster Wheeler provided AMEC with certain internal, non-public, standalone financial projections in respect of fiscal years 2013, 2014 and 2015. These projections were also provided to the Company’s financial advisors and its Board. Separately, the Company provided updated projections to AMEC in February 2014 and August 2014, in connection with AMEC’s preparation of its working capital statement, which it is required to prepare under the rules of the United Kingdom Listing Authority (the “UKLA”) applicable to the issuance of AMEC Shares in connection with the Offer.(2) Consistent with market practice, Foster Wheeler included these projections in the 14D-9 in order to provide background to the basis for the fairness opinions given by the Company’s financial advisors (which formed an important element for the background of the Board’s recommendation) and in order to provide shareholders with information equivalent to that made available to AMEC and the Company’s financial advisors in connection with the transaction. Shareholders were further cautioned on the inherent limitations of these projections and the reasons for their inclusion, and that Foster Wheeler did not view the projections as being material information of the Company on page 76 of the 14D-9.

In response to the Staff’s comment, the Company proposes to reconcile projected Adjusted EBITDA to net income attributable to Foster Wheeler AG (on its consolidated statement of operations) in respect of the projections provided in August 2013, February 2014 and August 2014 and to Goldman Sachs and J.P. Morgan, in each case by way of an amendment to the 14D-9, adding the disclosure detailed below to page 76 thereof:

“Calculation of Adjusted EBITDA

Adjusted EBITDA, as used in the Projections, is a supplemental financial measure not defined in generally accepted accounting principles, or US GAAP. The company defines Adjusted EBITDA as “net income attributable to Foster Wheeler AG” from continuing operations before interest expense, net asbestos-related provision, income taxes, depreciation and amortization. The company has presented Adjusted EBITDA because it believes it is an important supplemental measure of operating performance and was provided to its financial advisors, the Board and AMEC in connection with the Offer.

The company believes that the line item (on its consolidated statement of operations) entitled “net income attributable to Foster Wheeler AG” is the most directly comparable US GAAP financial measure to Adjusted EBITDA. Because Adjusted EBITDA is not a measure of performance calculated in accordance with US GAAP, the company does not believe that investors should consider it in isolation of, or as a substitute for, net income attributable to Foster Wheeler AG as an indicator of operating performance or any other US GAAP financial measure.

(2)  Admission of the new AMEC shares to be issued in the Offer or underlying the AMEC ADSs to be issued in the Offer to the premium listing segment of the Official List of the UKLA requires an AMEC prospectus/circular to be filed with and approved by the UKLA.

Adjusted EBITDA, as calculated by the company, may not be comparable to similarly titled measures employed by other companies. In addition, investors are cautioned that this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the company’s ability to fund its cash needs. Because Adjusted EBITDA excludes certain financial information that is included in “net income attributable to Foster Wheeler AG” (on its consolidated statement of operations), investors reviewing this financial information should consider the type of events and transactions that are excluded as follows:

•                  it does not include interest expense. Because the company has borrowed money to finance some of its operations, interest is a necessary and ongoing part of its costs and has assisted the company in generating revenue. Therefore, any measure that excludes interest expense has material limitations;

•                  it does not include the net change in asbestos related provision. Because the asbestos-related provision relates to the Company’s estimates of its liabilities for claims relating to personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by the Company’s subsidiaries in the 1970s and earlier, increases in the amount of such liabilities may ultimately be paid and reflect ongoing costs of its operations. Therefore, any measure that excludes the net change in asbestos-related provisions has material limitations;

•                  it does not include taxes. Because the payment of taxes is a necessary and ongoing part of the company’s operations, any measure that excludes taxes has material limitations; and

•                  it does not include depreciation and amortization. Because the company must utilize property, plant and equipment and intangible assets in order to generate revenues in its operations, depreciation and amortization are necessary and ongoing costs of its operations. Therefore, any measure that excludes depreciation and amortization has material limitations.

	Projections Provided August 28, 2013			Projections Provided February 14, 2014		Projections Provided August 2014
	Year Ending December 31,			Year Ending December 31,		Year Ending December 31,
	2013 E	2014 E	2015 E	2014E	2015E	2014E	2015E
	(amounts in millions of dollars)			(amounts in millions of dollars)		(amounts in millions of dollars)
Adjusted EBITDA from continuing operations:
Global E&C Group	211	253	319	252	314	232	280
Global Power Group	156	140	161	133	159	151	150
C&F Group	(82)	(80)	(82)	(75)	(77)	(75)	(78)
EBITDA from continuing operations	285	313	398	310	396	308	352
Less: Asbestos provision	(8)	8	8	8	8	7	8
Less: Interest expense	11	11	13	12	12	6	7
Less: Depreciation and amortization	61	58	58	59	60	57	53
Less: Provision for income taxes	52	60	80	60	79	50	69
Income from continuing operations attributable to Foster Wheeler AG	169	176	239	171	237	188	215
Income/(loss) from discontinued operations attributable to Foster Wheeler AG	3	—	—	—	—	—	—
Net income attributable to Foster Wheeler AG	172	176	239	171	237	188	215

	Projections Provided to Goldman Sachs and J.P. Morgan
	Year Ending December 31,
	2014	2015	2016	2017	2018	2019	2020	2021	2022
	(amounts in millions of dollars)
Adjusted EBITDA from continuing operations	310	396	444	478	511	546	555	592	629
Less: Asbestos provision	8	8	8	8	8	8	8	8	8
Less: Interest expense	11	13	12	8	8	8	8	8	8
Less: Depreciation and amortization	58	58	58	58	58	58	58	58	58
Less: Provision for income taxes	59	81	93	102	108	117	119	126	134
Income from continuing operations attributable to Foster Wheeler AG	174	237	273	302	329	355	362	392	421
Income/(loss) from discontinued operations attributable to Foster Wheeler AG	3	—	—	—	—	—	—	—	—
Net income attributable to Foster Wheeler AG	177	237	273	302	329	355	362	392	421

”

*    *    *    *    *

We would appreciate any comments you may have regarding the proposed amendments to the 14D-9 and the supplemental information included in this letter as soon as possible. If you require any further information or have any questions, please contact the undersigned at +44 20 7716 4752 or Matthew Herman at +1 212 277 4037.

Yours faithfully,

/s/ Doug Smith

Doug Smith